Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

May 13, 2005

Item 3

News Release

The press release was issued on May 13, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd., (NSU-TSX/AMEX) announces its first quarter results for 2005.  The following is a brief summary; complete details of the March 31, 2005 financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

May 13, 2005

NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

FIRST QUARTER FINANCIAL RESULTS

May 13, 2005

Nevsun Resources Ltd., (NSU-TSX/AMEX) announces its first quarter results for 2005.  The following is a brief summary; complete details of the March 31, 2005 financial statements and Management's Discussion and Analysis can be found on the Nevsun website at www.nevsun.com as well as on Sedar at www.sedar.com  and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm.

All dollar amounts are in $US.

The Company’s assets totaled approximately $68 million as at March 31, 2005 compared to $70 million at December 31, 2004. Working capital of $18 million at March 31, 2005 has declined by $9 million since December 31, 2004 largely as a result of expenditures on the Company’s projects in Mali ($7 million) and Eritrea ($2 million).  The loss for the period was $3 million (Q1 2004 - $4.6 million) and the most significant impact on the loss was the accounting for exploration expenditures ($2.2 million; Q1 2004 – 3.7 million) and stock-based compensation ($466,565; Q1 2004 - $843,381).

The Company continues its construction of the Tabakoto mine in Mali which is due for production later this year, and its exploration in Eritrea including the feasibility for the Bisha project.

Forward Looking Statements: The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-15.doc	For further information, Contact: Judy Baker (604) 623-4704 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

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